SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET NOTICE OF THE PUBLIC DISTRIBUTION OFFERING, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN UP TO 3 (THREE) SERIES, OF THE 8TH (EIGHTH) ISSUANCE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS CNPJ No. 00.001.180/0001-26 in the total amount of, initially, R$ 1,600,000,000.00 (one billion and six hundred million Reais) ISIN CODE OF THE FIRST SERIES DEBENTURES: BRAXIADBS0C8 ISIN CODE OF THE SECOND SERIES DEBENTURES: BRAXIADBS0D6 ISIN CODE OF THE THIRD SERIES DEBENTURES: BRAXIADBS0E4 Risk Classification (Rating) of the Issuance to be performed by Standard & Poor's. Ratings do Brasil Ltda.* *The risk classification must be obtained prior to registration of the Offer and communicated to the market in accordance with CVM Resolution 160. DISCLOSURE OF A PROSPECTUS WAS WAIVED, PURSUANT TO ITEM I OF ARTICLE 9, AND OF THE INFORMATION SHEET, IN ACCORDANCE WITH PARAGRAPH 1 OF ARTICLE 23, BOTH OF CVM RESOLUTION 160 (AS DEFINED BELOW) FOR THE EXECUTION OF THIS OFFER (AS DEFINED BELOW). 1. SECURITY OFFERED AND IDENTIFICATION OF THE OFFEROR CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS, a corporation registered as a securities issuer, category "A", with the Brazilian Securities and Exchange Commission ("CVM"), in the operational phase, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, No. 26, Store A, Centro, ZIP Code 20030-900, enrolled in the National Register of Legal Entities of the Ministry of Finance ("CNPJ") under No. 00.001.180/0001-26, with its constitutive instruments registered with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.300.346.767 ("Issuer"), together with BTG PACTUAL INVESTMENT BANKING LTDA., an institution that is part of the securities distribution system, with offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3,477, 14th floor, ZIP Code 04538-133, enrolled in the CNPJ under No. 46.482.072/0001-13 ("Lead Coordinator"), XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution that is part of the securities distribution system, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia do Botafogo, No. 501, block 1, room 501, ZIP Code 22250-911, enrolled in the CNPJ under No. 02.332.886/0001-04 ("XP Investimentos"), and ITAÚ BBA ASSESSORIA FINANCEIRA S.A., a corporation with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3,500, 1st, 2nd, 3rd (part), 4th and 5th floors, Itaim Bibi, ZIP Code 04538-132, enrolled in the CNPJ under No. 04.845.753/0001-59 ("Itaú BBA" and, together with the Lead Coordinator and XP Investimentos, the "Coordinators"), hereby announce, pursuant to article 57 of CVM Resolution No. 160, of July 13, 2022, as in force ("CVM Resolution 160"), that, as of this date, the public offering for distribution of, initially, 1,600,000 (one million six hundred thousand) simple debentures, non-convertible into shares, of the unsecured type, in up to 3 (three) series ("First Series", "Second Series" and "Third Series" and, together, "Series", or interchangeably "Series"), of the 8th (eighth) issuance of the Issuer ("Issuance" and "Debentures", respectively), all with a unit nominal value of R$ 1,000.00 (one thousand Reais), on the issuance date, namely, February 15, 2026 ("Issuance Date"), totaling, on the Issuance Date, the amount of, initially, R$ 1,600,000,000.00 (one billion six hundred million Reais) ("Initial Issuance Amount"), is on the market, noting that the Issuer, as previously decided with the Coordinators, may increase the quantity of Debentures originally offered by up to 25% (twenty-five percent), i.e., by up to 400,000 (four hundred thousand) Debentures, in the total amount of up to R$ 400,000,000.00 (four hundred million Reais), which may be allocated to any of the Series, pursuant to and in accordance with the limits established in article 50 and its sole paragraph, both of CVM Resolution 160, ("Additional Lot Option") in accordance with the demand verified in the Bookbuilding Procedure (as defined below). The Debentures will be intended exclusively for professional investors, as defined in articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended ("Professional Investors"), and are therefore subject to the automatic registration procedure for public offering of securities distribution, pursuant to article 25 and article 26, item IV, subitem "a", of CVM Resolution 160, article 19 of Law No. 6,385, of December 7, 1976, as amended, and other applicable legal and regulatory provisions ("Offering"), as provided in the "Private Instrument of the Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("Issuance Deed"), executed on February 6, 2026, between the Issuer and VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability business company, with headquarters in the city of São Paulo, State of São Paulo, at Rua Gilberto Sabino, No. 215, 4th floor, ZIP Code 05425-020, enrolled in the CNPJ under No. 22.610.500/0001-88, in the capacity of fiduciary agent, representing the community of holders of the Debentures. Additionally, an investment intention collection procedure will be adopted, organized by the Coordinators, with or without receipt of reservations, without minimum or maximum lots, to verify the demand for the Debentures, in order to define, by mutual agreement with the Issuer, (i) the final quantity of Debentures in each Series, considering the possible exercise of the Additional Lot Option and subject to the Minimum Amount (as defined below) and the Maximum Amount (as defined below); (ii) the existence of the Debentures of the First Series, the Debentures of the Second Series and the Debentures of the Third Series; (iii) the final rate of the Remuneration (as defined in the Issuance Deed) of the Debentures of each Series, subject to the Ceiling Rate (as defined in the Issuance Deed) of each of the Series; and (iv) the total value of the Issuance, considering the possible exercise of the Additional Lot Option; in any case, without the need for prior approval of the Debenture Holders and/or any additional corporate approval by the Issuer ("Bookbuilding Procedure"). For purposes of this Issuance: "Minimum Amount" means the amount of R$ 200,000,000.00 (two hundred million Reais), corresponding to 200,000 (two hundred thousand) Debentures and "Maximum Amount" means the amount of R$ 500,000,000.00 (five hundred million Reais), corresponding to 500,000 (five hundred thousand) Debentures, which must be observed as a condition for the issuance of the Third Series. Should the Minimum Amount not be reached after the Bookbuilding Procedure, the Third Series shall not be issued, and the corresponding volume shall be allocated between the First Series and/or the Second Series, as applicable, pursuant to the Communicating Vessels System (as defined in the Issuance Deed). 2. PROJECT The Debentures shall be issued in the manner provided in article 2 of Law No. 12,431, of June 24, 2011, as amended ("Law 12,431"), and in Decree No. 11,964, of March 26, 2024, as amended ("Decree 11,964"), or regulations that amend, replace, or supplement them. The Project (as defined below) was filed with the National Secretariat for Energy Transition and Planning of the Ministry of Mines and Energy ("MME") under No. 48340.000733/2026-67, on February 6, 2026. Pursuant to article 2, paragraph 1, of Law 12,431, Decree 11,964, and Resolution of the National Monetary Council ("CMN") No. 5,034, of July 21, 2022, as amended ("CMN Resolution 5,034"), the funds raised by the Issuer through the Debentures will be used exclusively for future payment, reimbursement of expenses, costs or debts related to the implementation of the project described below ("Project") that have occurred within a period equal to or less than 48 (forty-eight) months from the closing date of the Offering: MME Protocol 48340.000733/2026-67 Corporate Name and CNPJ of the Priority Project Holder Santo Antônio Energia S.A.; CNPJ: 09.391.823/0001-60 Priority Sector in which the Project is Classified Energy - Generation from renewable sources (Art. 4, III, point "a") Project Name HPP Santo Antônio Project Object Future payment or reimbursement of expenditures, expenses, or debts related to projects for CAPEX investment associated with the implementation, operation, maintenance, and modernization of the Santo Antônio HPP, subject of MME Concession Agreement No. 01/2008. Project Objective Generation of renewable electric energy for commercialization in the free and regulated energy markets. Project Start Date March/2012 Estimated Project Closure Date October/2047 Current Project Phase The Santo Antônio HPP has been in operation since 03.30.2012. Social or environmental benefits arising from the implementation of the Project The HPP generates jobs in the region, as well as revenues for the municipality, fostering local development. In addition, the project owner is part of the Axia group, which is committed to sustainable development and the preservation of the areas around its projects. It is noteworthy that, in its business, the Axia group considers aspects related to climate change, including goals to reduce and neutralize its emissions. The group also performs several social investments and adopts the continuous practice of forming partnerships in favor of social programs. Estimated volume of financial resources required to carry out the Project R$ 19,927,000,000.00 Estimated volume of financial resources to be raised with the Issue R$ 2,000,000,000.00 Percentage that is estimated to be raised with the Debentures in view of the Project's financial resources needs 10.04% 3. WAIVER OF PROSPECTUS AND OFFER INFORMATION SHEET The Debentures shall be offered exclusively to Professional Investors, therefore disclosure of a prospectus and information sheet and the use of an Offer acceptance document are waived, pursuant to article 9, item I and paragraph 3, and article 23, paragraph 1, both of CVM Resolution 160. 4. AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTION The Offering will be conducted under the automatic registration procedure and was not submitted to prior analysis by the Brazilian Association of Financial and Capital Market Entities ("ANBIMA") or any regulatory or self-regulatory entity, pursuant to article 26, item IV, subitem "a", and article 27, item I, both of CVM Resolution 160, given that (i) the Issuer qualifies as a frequent issuer of fixed income securities - EFRF, as it is an issuer with high market exposure - EGEM, as provided in item I, article 38-A of CVM Resolution No. 80, of March 29, 2022, as in force; (ii) the Debentures are non-convertible and non-exchangeable into shares issued by the Issuer; and (iii) the Offering will be intended exclusively for Professional Investors. The Offer shall be registered with ANBIMA within 7 (seven) days from the date of publication of the Offer closing announcement, pursuant to articles 15 and 18 of the "Rules and Procedures for Public Offerings", as in force, an integral part of the "ANBIMA Self-Regulation Code for Structuring, Coordination and Distribution of Public Offerings of Securities and Public Takeover Offers", as in force. Automatic registration of the Offer was requested on February 9, 2026. 5. ESTIMATED SCHEDULE OF OFFER STAGES Below is an estimated schedule of the main stages of the Offer: Event (2) Date (1) 1 Submission of electronic application form for the Offer to the CVM 02/09/2026 2 Publication of this Notice to the Market 02/09/2026 3 Bookbuilding Procedure 02/23/2026 4 Publication of market notice regarding the result of the Bookbuilding Procedure 02/23/2026 5 Registration of the Offer with the CVM 02/24/2026 6 Date of publication of the Start Announcement 02/24/2026 7 Financial Settlement Date of the Debentures 02/25/2026 8 Maximum date for publication of the Closing Announcement Up to 180 (one hundred and eighty) days from the publication of the Start Announcement (1) The dates provided for future events are merely indicative and are subject to changes, modifications, suspensions, extensions, delays and anticipations without prior notice, at the discretion of the Issuer and the Coordinators. Any modification to the distribution schedule must be communicated to the CVM and may be analyzed as a modification of the Offer, following the provisions of articles 67 and 69 of CVM Resolution 160. Furthermore, should changes in circumstances, suspension, extension, revocation or modification of the Offer occur, such schedule may be altered. (2) Any communications or announcements relating to the Offer shall be made available on the websites of the CVM, B3, the Issuer and the Coordinators, under the terms provided in article 13 of CVM Resolution 160. 6. ADDITIONAL INFORMATION Additional information regarding the Issuance, the Offer, the distribution and the Debentures may be obtained from the Coordinators or from the CVM. Terms starting with a capital letter and used in this "Market Notice of the Public Distribution Offering, under the Automatic Registration Procedure for Distribution, of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, of the 8th (Eighth) Issuance of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("Market Notice"), which are not defined herein, shall have the meaning attributed to them in the Issuance Deed. REGISTRATION OF THE PRESENT PUBLIC DISTRIBUTION OFFERING SHALL NOT IMPLY, ON THE PART OF THE CVM, GUARANTEE OF THE TRUTHFULNESS OF THE INFORMATION PROVIDED OR JUDGMENT ON THE QUALITY OF THE ISSUER, AS WELL AS ON THE DEBENTURES TO BE DISTRIBUTED. THE SECURITIES SUBJECT TO THE OFFER ARE PRIMARILY EXPOSED TO THE CREDIT RISK OF THE ISSUER. CAREFULLY READ THE TERMS AND CONDITIONS OF THE ISSUANCE DEED AND THE ISSUER'S REFERENCE FORM BEFORE MAKING YOUR INVESTMENT DECISION, PARTICULARLY THE "RISK FACTORS" SECTIONS OF THE ISSUER'S REFERENCE FORM, TO ASSESS THE RISKS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE DEBENTURES. AN INVESTMENT INTENTION COLLECTION PROCEDURE SHALL BE CONDUCTED BY THE COORDINATORS PURSUANT TO ARTICLES 61 AND 62 OF CVM RESOLUTION 160. THE MARKET OFFER IS IRREVOCABLE, BUT MAY BE SUBJECT TO PREVIOUSLY INDICATED CONDITIONS THAT CORRESPOND TO A LEGITIMATE INTEREST OF THE ISSUER AND WHOSE IMPLEMENTATION DOES NOT DEPEND ON DIRECT OR INDIRECT ACTION BY THE ISSUER OR PERSONS LINKED TO IT, PURSUANT TO ARTICLE 58 OF CVM RESOLUTION 160. THE INFORMATION CONTAINED IN THIS MARKET NOTICE HAS NOT BEEN ANALYZED BY THE CVM, ANBIMA, OR BY ANY SELF-REGULATORY ENTITY. CONSIDERING THAT THE OFFER IS SUBJECT TO THE AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTION, REGISTRATION OF THE OFFER DOES NOT REQUIRE PRIOR ANALYSIS BY THE CVM AND ANBIMA. ACCORDINGLY, THE DOCUMENTS RELATING TO THE DEBENTURES AND THE OFFER HAVE NOT BEEN AND SHALL NOT BE SUBJECT TO REVIEW BY THE CVM AND/OR ANBIMA, INCLUDING, WITHOUT LIMITATION, THIS MARKET NOTICE AND ALL OTHER OFFER DOCUMENTS. FURTHER INFORMATION ABOUT THE ISSUER AND THE DISTRIBUTION MAY BE OBTAINED FROM THE COORDINATORS AND OTHER INSTITUTIONS PARTICIPATING IN THE DISTRIBUTION CONSORTIUM, OR FROM THE CVM. THIS MARKET NOTICE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES. THE DEBENTURES SHALL BE SUBJECT TO RESALE RESTRICTIONS, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160. Rio de Janeiro, February 9, 2026. LEAD COORDINATOR COORDINATORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.